SUB-ITEM 77-E   LEGAL PROCEEDINGS
Since October 2003, Federated and related entities (col lectively, "Federated") and various
Federated funds (Funds) have been named as defendants in
 several class action lawsuits now
pending in the United States District Court for the Dist rict of Maryland. The lawsuits were purportedly filed on behalf of people who purchased, owne d and/or redeemed shares of
Federated-sponsored mutual funds during specified periods
 beginning November 1, 1998. The
suits are generally similar in alleging that Federated en gaged in illegal and improper trading practices including market timing and late trading in con cert with certain institutional traders, which allegedly caused financial injury to the mutual fun d shareholders. Federated without admitting the validity of any claim has reached a prelimi nary settlement with the Plaintiffs in these cases. Any settlement would have to be approved by the Court.
     Federated entities have also been named as defendan ts in several additional lawsuits that are now pending in the United States District Court for t he Western District of Pennsylvania.
These lawsuits have been consolidated into a single actio n alleging excessive advisory fees involving another Federated Fund.
     The Board of the Funds retained the law firm of Dic kstein Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated and the
Funds, and their respective counsel, have been defending this litigation, and none of the Funds remains a defendant in any of the lawsuits (though, the oth er Fund noted above could potentially receive a recovery in the action alleging excessive adviso ry fees). Additional lawsuits based upon similar allegations may be filed in the future. The potent ial impact of these lawsuits, all of which seek monetary damages, attorneys' fees and expenses, and f uture potential similar suits is uncertain. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, ongo ing adverse publicity and/or other developments resulting from the allegations in these matte rs will not result in increased Fund redemptions, reduced sales of Fund Shares or other adverse consequences for the Funds.
EDWARD JONES
In the normal course of business, Edward Jones is named, fr om time to time, as a defendant in various legal actions, including arbitrations, class action s and other litigation. Certain of these legal actions include claims for substantial compensatory a nd/or punitive damages or claims for indeterminate amounts of damages. Edward Jones is involved, from time to time, in investigations
and proceedings by governmental and self-regulatory agencie s, certain of which may result in adverse judgments, fines or penalties.
     The potential impact of these legal proceedings is unc ertain. As of the date of this Prospectus, Edward Jones does not believe that any current o r anticipated legal proceedings will have a material adverse impact on Edward Jones or the Fund.
 However, there can be no
assurance that these suits, the ongoing adverse publicity a nd/or other developments resulting from the regulatory investigations will not result in incre ased Fund redemptions, reduced sales of Fund Shares or other adverse consequences for the Fund.